FPC Exemption c/o (82-83...)

Publication: South China Morning Post **Date:** 3 Oct 2002
Page: B6 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

First Pacific announces the termination of the MOA entered into on 4th June, 2002 with the Gokongwei Group for the establishment of joint venture arrangements in relation to the First Pacific Group's interest in PLDT and part of its interest in BLC.

First Pacific refers to its announcement dated 5th June, 2002, which announced that the Company had entered into the MOA with the Gokongwei Group for the establishment of joint venture arrangements with the Gokongwei Group in relation to the First Pacific Group's interest in PLDT and part of the First Pacific Group's interest in BLC.

First Pacific announces that it has today been informed by the Gokongwei Group that the Gokongwei Group has terminated the MOA, citing among other matters, the expiration of the exclusivity period on 30th September, 2002 and difficulties encountered by First Pacific in attempting to implement the transaction (including the resistance of the current management of both PLDT and MPC/BLC). Having regard to the nature and terms of the MOA, First Pacific has accepted the termination of the MOA by the Gokongwei Group and, accordingly, the transactions contemplated by the MOA will not now proceed.

Following such termination, all obligations of the parties under the MOA have ceased and it is not anticipated that any party to the MOA will have any further liability or obligation to, or any claim against, any other party thereunder, save for continuing obligations of confidentiality.

The First Pacific Group (through its Philippine affiliates) currently has aggregate attributable direct and indirect economic interests of 24.4 per cent of the issued common stock of PLDT (conferring voting rights of approximately 31.5 per cent of the outstanding voting share capital of PLDT) and 80.6 per cent of MPC. MPC, in turn, has a controlling 72.9 per cent shareholding in BLC, of which 50.4 per cent of the outstanding common stock of BLC is subject to a pledge in favour of Larouge, to secure a loan advanced by Larouge to MPC in April 2001 in the principal amount of US$90 million.

First Pacific continues to review its strategic options in relation to its Philippine investments, although no negotiations or discussions in relation to a specific transaction are currently ongoing. First Pacific will make such further announcements as may be appropriate in the event that there are future material developments in relation to its Philippine investments, the termination of the MOA or the impact of such termination on First Pacific.

Definitions

"BLC"	Bonifacio Land Corporation, a corporation established under the laws of the Republic of the Philippines and in which MPC has a controlling 72.9 per cent shareholding;
"Company" or "First Pacific"	First Pacific Company Limited;
"First Pacific Group"	First Pacific, its subsidiaries, affiliates and associated companies;
"Gokongwei Group"	the Gokongwei family and their related companies and other business entities including, without limiting the generality of the foregoing, JG Summit Holdings, Inc.;
"Larouge"	Larouge B.V., a company incorporated under the laws of the Netherlands and a wholly-owned subsidiary of First Pacific;
"MOA"	the memorandum of agreement dated 4th June, 2002 entered into between First Pacific and the Gokongwei Group in relation to the establishment of joint venture arrangements with the Gokongwei Group in respect of the First Pacific Group's interests in PLDT and BLC;
"MPC"	Metro Pacific Corporation, a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange; and in which the First Pacific Group has an aggregate direct and indirect attributable economic interest of approximately 80.6 per cent; and
	Philippine Long Distance Telephone Company, a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange; and in which the First Pacific Group has an aggregate direct and indirect attributable economic interest of approximately 24.4 per cent and a voting interest of approximately 31.5 per cent.

By Order of the Board
First Pacific Company Limited
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 2nd October, 2002